May 8, 2009
355 South Grand Avenue
Los Angeles, California 90071-1560
Tel: +1.213.485.1234 Fax: +1.213.891.8763
www.lw.com

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VIA EDGAR AND FEDEX
Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	Rentech, Inc. Registration Statement on Form S-3 Filed on March 27, 2009 File No.: 333-158256
Dear Ms. Long:
     On behalf of Rentech, Inc. (the “Company”), we are providing to you the Company’s responses to the comments in your letter of April 28, 2009, with respect to the Company’s Registration Statement on Form S-3 (the “Form S-3”). The Company is concurrently filing Amendment No. 1 to the Form S-3, which incorporates the revisions discussed below. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the letter in the order presented. The responses are based on information provided to us by the Company. In addition, we are enclosing a blacklined copy of Amendment No. 1 to the Form S-3 marked against the initial filing.
     Please feel free to call the undersigned, David Zaheer, at (213) 891-8045 with any questions or comments.

May 8, 2009

General
1.	The registrant’s preferred stock purchase rights, which are attached to the common stock, should be registered pursuant to this registration statement. Please revise and file the related legal opinion with respect to the rights.
     Response:
     The Company’s preferred stock purchase rights expired on December 1, 2008. As a result, currently there are no preferred stock purchase rights attached to the Company’s common stock.
Description of Common Stock, page 14
2.	We note your statement in the opening paragraph that the disclosure is qualified in its entirety by reference to your charter and bylaws. Please note that you may not qualify information in the prospectus by reference to information outside of the prospectus unless the form specifically requires it. See Rule 411(a). Please revise to remove this qualification.
     Response:
     In response to the Staff’s comments, the Company has revised the disclosure as requested. Please see page 14 of Amendment No. 1 to the Form S-3.
Exhibits, page E-1
3.	Subject to the rules regarding incorporation by reference, please furnish all exhibits required by Item 601 of Regulation S-K, in the amended registration statement. Please include a reference to each required exhibit in the exhibit index and be specific as to the location of the exhibit. Use separate notations to specify which exhibits have been previously filed, which exhibits are filed in the amended registration statement and which exhibits are filed as exhibits to a filed report that is incorporated by reference. Please file the following additional exhibits:
•	Form of Subsidiary Guarantees of Debt Securities

•	Form of Unit Agreement and Unit Certificate

•	Form of Warrant Certificate
     Response:
     In response to the Staff’s comments, the Company has revised the exhibit index as requested. Please see page[s] E-1 and E-2 of Amendment No. 1 to the Form S-3.

May 8, 2009

4.	The Statement of Eligibility of the Trustee on Form T-1 (“T-1”) must be filed as Exhibit 25 to the registration statement before the effective date of the registration statement or the T-1 may be filed no later than two business days after the beginning of the delayed offering. If the T-1 is filed on a delayed basis, the registrant must file the Form T-1 separately under the electronic form type “305B2”. Registrants should not file the Form T-1 in a separate post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. See footnote 86 and the accompanying text in Release No. 33-7122(Dec. 19, 1994).
     Response:
     The Company has incorporated by reference two indentures into the Form S-3 (as Exhibits 4.17 and 4.18 thereto). With respect to Exhibit 4.18, the Company has filed the Form T-1 for this indenture as Exhibit 25 to Amendment No. 1 to the Form S-3. The indenture that was filed as Exhibit 4.17 to the Form S-3 has not been executed, and a trustee for this indenture has not been identified. In the event that the Company commences an offering of securities to be governed by this indenture, the Company will file the Form T-1 for the indenture under the electronic form type 305B2 no later than two business days after the beginning of the delayed offering.
5.	A separate statement of eligibility on Form T-1 should be filed for each indenture.
     Response:
     Please see the response to comment 5 above.
Exhibit 5.1 Legality Opinion
6.	We note that counsel limits its opinion to the provisions of the Colorado Business Corporation Act. Please have counsel confirm supplementally that this reference includes the Colorado Constitution and any reported judicial decisions interpreting these laws.
     Response:
     Please see the letter from Holland & Hart LLP, the Company’s Colorado counsel, attached hereto as Exhibit A.
General
     As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

May 8, 2009

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.
     Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
     We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
     We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
     Response:
     In accordance with the comment, in the event the Company requests acceleration of the effective date of the pending registration statement, at the time of the request, the Company will provide a letter acknowledging the matters set forth in the three bullets above. The Company acknowledges the other matters set forth above.

May 8, 2009

     If you have any additional questions, please feel free to call the undersigned at (213) 891-8045 to discuss them.
Very truly yours,
/s/ David A. Zaheer
David A. Zaheer, Esq.
of LATHAM & WATKINS LLP
cc: Colin M. Morris, Esq.

Exhibit A
(See Attached.)

Amy L. Bowler
Phone (303) 290-1086
Fax (303) 713-6305
abowler@hollandhart.com
May 6, 2009
Dorine H. Miller
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Rentech, Inc.
Registration Statement on Form S-3
Filed on March 27, 2009
File No.: 333-158256
Dear Ms. Miller:
     This letter responds to comment No. 6 of the staff of the Securities and Exchange Commission in its letter dated April 28, 2009 with respect to the opinion of Holland & Hart LLP included as Exhibit 5.1 to the Registration Statement on Form S-3 of Rentech, Inc. The text of the staff’s comments is set forth below in bold followed by our response.
Exhibit 5.1 Legality Opinion
6.	We note that counsel limits its opinion to the provisions of the Colorado Business Corporation Act. Please have counsel confirm supplementally that this reference includes the Colorado Constitution and any reported judicial decisions interpreting these laws.
     We hereby confirm that the reference to the Colorado Business Corporation Act includes the Colorado Constitution and any reported judicial decisions interpreting these laws.
Very truly yours,
/s/ Amy L. Bowler
Amy L. Bowler
for Holland & Hart LLP
ALB:dlm